Exhibit 99.1

PRESS RELEASE

Tikcro Technologies Announces 2017 Annual General Meeting

Tel Aviv, Israel, November 30, 2016 – Tikcro Technologies Ltd. (OTCQB: TIKRF) today announced that its Annual General Meeting of Shareholders will be held on January 4, 2018 at 9:30 a.m. Israel time, at the office of the Company at 7 Sapir Street, Ness Ziona, Israel.

The agenda of the meeting is as follows:

(1)	election of Izhak Tamir and Eric Paneth to the Board of Directors;

(2)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as independent auditors; and

(3)	consideration of audited financial statements for the year ended December 31, 2016.

Items 1 and 2 require the approval of a simple majority of the shares voted on the matter. Item 3 will not involve a vote of the shareholders.

The record date for the meeting is December 5, 2017. Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.